VIVOS INC.

Mr. Tim Buchmiller

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

June 1, 2020

Re:	Vivos Inc.
Offering Statement on Form 1-A
File No. 024-11049

Dear Ladies and Gentlemen:

On behalf of Vivos Inc. I hereby request qualification of the above-referenced offering statement at 10:00 A.M. Eastern time on June 3, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael K. Korenko
Michael K. Korenko
President and Chief Executive Officer
Vivos Inc.

719 JADWIN AVENUE ● RICHLAND, WASHINGTON 99352